QuickLinks -- Click here to rapidly navigate through this document

Second Quarter Report 2005

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported second quarter net income of $12.8 million, or $0.15 per share, compared to net income of $8.8 million, or $0.10 per share, in the second quarter of 2004. Gold production in the second quarter of 2005 was 61,771 ounces compared to 65,233 ounces in the second quarter of 2004. Cash flow provided by operating activities was $19.1 million in the quarter compared to $14.9 million in the prior year's second quarter. For the year to date, net earnings were $23.2 million, or $0.27 per share, compared to a net income of $21.7 million, or $0.26 per share, in the first six months of 2004. Over the same periods, operating cash flow increased to $47.2 million in 2005 from $21.1 million in 2004.

        Second quarter ore processed was consistent with that of the second quarter of 2004, while the year to date ore processed in 2005 increased 2% to 1,466,729 tons compared to 1,442,926 tons in the same period in 2004.

        The table below summarizes the key variances in net income for the second quarter and year to date of 2005 from the net income reported for the same periods in 2004.

(millions of dollars)	Second Quarter	Year to Date
Decrease in gold production	$(1.6)	$(7.7)
Increase in gold price	0.9	1.8
Decrease in copper and silver revenues	(5.5)	(7.3)
Increase in zinc revenue	9.8	17.3
Reversal of prior year inventory build-up and settlement adjustments	1.1	10.7
Stronger Canadian dollar, net of hedges	(3.3)	(6.2)
Increased amortization	(0.1)	(1.8)
Increased operating costs	(2.3)	(3.0)
Non-cash mark-to-market on byproduct metal hedges	4.2	0.8
Corporate costs and other	0.8	(3.1)

Net positive variance	$4.0	$1.5

        In the second quarter of 2005, revenue from mining operations increased $3.9 million to $49.6 million from $45.7 million in the second quarter of 2004. For the year to date, revenue from mining operations increased $17.0 million to $111.3 million from $94.3 million in the first six months of 2004. While realized prices for all metals increased in 2005 compared to both the second quarter and first six months of 2004, these increased metal prices were offset by lower gold, silver and copper production in both periods. The decreased production volume for these metals was offset by a 18% increase in zinc production in the second quarter of 2005 and a 15% increase for the first six months of 2005. Revenue for the six months ended June 30, 2005 was also positively impacted by the reversal of the large copper concentrate inventory which had built up at December 31, 2004 and by positive settlement adjustments resulting from price increases for all metals.

        The continued strength of the Canadian dollar as compared to the same period in 2004 for both the three months and six months ended June 30, 2005, had a negative impact on our production costs. For the same periods in 2004, the impact of the rising dollar was somewhat mitigated by delivering into foreign exchange hedges which allowed us to sell US dollars at a C$/US$ exchange rate of $1.59; well above the prevailing spot price in the first six months of 2004. The impact of our foreign exchange hedges had a much smaller impact in 2005 thereby resulting in increased production costs for both the second quarter and for the six months ended June 30, 2005. Production costs increased 17.9% in the second quarter and 22.9% for the six months ended June 30, 2005 as a result of the higher input costs such as fuel, increased equipment maintenance and ground support expenses, and rehabilitation costs.

        In the second quarter of 2005, we recorded an unrealized, mark-to-market gain on byproduct metals derivative contracts of $4.2 million, or $0.05 per share. These byproduct metals contracts were entered into in the first quarter of 2005. For the six months ended June 30, 2005 the unrealized, mark-to-market gain was 0.8 million, or $0.01 per share

        Exploration costs for both the second quarter and for the first half of 2005 increased significantly compared to the same periods in 2004. Increased exploration activities in and around our LaRonde mine and expenditures on U.S. properties purchased from Contact Diamond Corporation, the Company's 44% equity investee, in the fourth quarter of 2004 both contributed to the increase in exploration expenditures as compared to the same periods in 2004.

        Exploration expenditures in the second quarter and year to date of 2005 were also impacted by the previously announced option agreement with Industrias Penñoles S.A. de C.V. ("Penñoles") to acquire the Pinos Altos project located in the Sierra Madre gold belt of Mexico. Exploration work on the Pinos Altos project commenced in the first quarter of 2005. Equity losses in Contact Diamond Corporation ("Contact") and Riddarhyttan Resources, AB ("Riddarhyttan") also increased in the second quarter and year to date results of 2005 compared to the same periods in 2004. The second quarter of 2004 included only approximately 1.5 months of equity losses from Riddarhyttan as the Company purchased its 14% stake in May 2004. Equity losses from Contact increased in the second quarter and first six months of 2005 as Contact increased its field exploration activities relating to its potential diamond deposits.

        Amortization was $0.1 million higher in the second quarter of 2005 and $1.8 million higher in the first half of 2005 as compared to the same periods in 2004 due to the reversal of the copper concentrate inventory which had built up at the end of 2004 as the amortization relating to the production of those concentrates is recognized in the same period as the related revenue. General and administrative expenditures increased $0.4 million primarily due to the expensing of stock options granted. The compensation expense related to these options recognized in the second quarter of 2005 was $0.4 million (per share amount was immaterial) with a year to date expense of $1.6 million, or $0.02 per share. Interest costs for the six months ended June 30, 2005 also increased due to payments made under our interest rate swap as a result of increasing 3-month LIBOR rates. The change in interest costs for the second quarter of 2005 compared to the second quarter of 2004 was insignificant.

        In the second quarter of 2005 total cash costs per ounce increased to $103 per ounce of gold produced from $77 per ounce in the second quarter of 2004. The main driver leading to the increase in total cash costs for the quarter were lower gold production, offset partially by higher byproduct metal prices. Total cash costs per ounce for the first six months of 2005 was $84 compared to $78 for the same period in 2004. The increase in total cash costs in the second quarter more than offset the decrease in total cash costs in the first quarter of 2005 for the reasons outlined above. As total cash costs are calculated on a production basis, the reversal of the prior quarter's copper concentrate buildup did not affect total cash costs.

        Minesite costs per ton was C$51 in the second quarter of 2005 compared to $47 in the second quarter of 2004. Minesite costs per ton was C$49 for the first six months of 2005 as compared to C$47 for the first six months of 2004. This was slightly higher than expected due for both periods due to higher input costs such as fuel, and increased equipment maintenance and ground support expenses.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and operating cost per ton to the financial statements:

(thousands of dollars, except where noted)	3 Months ended June 30, 2005	6 months ended June 30, 2005	3 Months ended June 30, 2004	6 months ended June 30, 2004
Cost of production per Consolidated Statements of Income	$30,268	$61,241	$25,680	$49,821
Adjustments:
Byproduct revenues	(23,436)	(48,697)	(19,921)	(38,132)
Inventory adjustment(i)	(358)	(2,531)	(603)	(898)
Non-cash reclamation provision	(105)	(212)	(131)	(261)

Cash operating costs	$6,369	$9,801	$5,025	$10,530
Gold production (ounces)	61,771	117,081	65,233	135,421

Total cash costs (per ounce)(iii)	$103	$84	$77	$78

(thousands of dollars, except where noted)	3 Months ended June 30, 2005	6 months ended June 30, 2005	3 Months ended June 30, 2004	6 months ended June 30, 2004
Cost of production per Consolidated Statements of Income	$30,268	$61,241	$25,680	$49,821
Adjustments:
Inventory adjustment(i) and hedging adjustments(ii)	605	(2,615)	383	1,211
Non-cash reclamation provision	(106)	(212)	(131)	(261)

Minesite operating costs (US$)	$30,767	$58,414	$25,932	$50,771

Minesite operating costs (C$)	$38,155	$72,073	$35,201	$67,990
Tons milled (000's tons)	752	1,467	754	1,443

Minesite costs per ton (C$)(iv)	$51	$49	$47	$47

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect realized gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per ton.

(iii)
Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite cost per ton measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite cost per ton is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the minesite cost per ton. Management is aware that this per ton measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Taking into consideration year to date performance including the delays in accessing higher grade gold stopes in the first quarter and the lower recoveries in the second quarter, the Company is now targeting gold production of 250,000 ounces to 260,000 ounces in 2005. LaRonde's total cash costs are expected to be below $100 per ounce, as lower gold production is offset by higher byproduct production and metal prices.

Liquidity and Capital Resources

        At June 30, 2005, Agnico-Eagle's cash and cash equivalents balance was $87.6 million, restricted cash was $3.0 million, short-term investments were $30.2 million, while working capital was $184.0 million. At December 31, 2004, the Company had $33.0 million in cash and cash equivalents, $8.2 million of restricted cash, $64.8 million of short-term investments and $177.3 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with original maturities greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As of June 30, 2005, the majority of highly liquid investments had original maturities of three months or less and therefore contributed to the increase in cash and cash equivalents. The total of cash & cash equivalents, restricted cash and short-term investments was $120.8 million at June 30, 2005 and $106.0 million at December 31, 2004.

        Cash flow provided by operating activities was $19.1 million in the second quarter of 2005 compared to $14.9 million in the second quarter of 2004. For the first six months of 2005, cash flow provided by operating activities was $47.2 million compared to $21.1 million for the first six months of 2004. Cash flow provided by operating activities for the second quarter and first six months of 2005 was positively impacted by higher gold and byproduct metal prices partially offset by lower gold production when compared to the same periods in 2004. Working capital changes also contributed to the stronger operating cash flow in both periods in addition to a deferred tax recovery of $3.8 million or $0.04 per share in the second quarter of 2005 compared to $0.4 million in 2004. For year to date, the deferred tax recovery was $4.1 million or $0.05 per share in 2005 compared to a $(0.8) million or $(0.01) per share for the same period in 2004.

        In addition, the Company currently has $91 million in undrawn credit lines. Although there are currently no amounts drawn on the $100 million credit facility, the amount available under the facility is reduced by outstanding letters of credit. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

        For the three months ended June 30, 2005, capital expenditures were $14.0 million compared to $11.8 million in the second quarter of 2004. While sustaining capital expenditures at the LaRonde mine decreased to $6.4 million from $10.2 million in the second quarter of 2004, there were significant increases in capital expenditures on other projects. These projects are represented by continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II. Capital expenditures for these projects increased by $1.5 million to $3.2 million compared to the second quarter of 2004 as shaft sinking continues at Lapa. The remaining expenditures of approximately $4.4 million is mainly attributable to the ramp development and the level 215 exploration drift at LaRonde, and for the implementation of a new management information system. For the full year, forecasted capital expenditures are now estimated to be $60.6 million.

        The Company expects to continue to fund its current project expenditures with internally generated funds. The Company's ability to continue generating cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tons of ore.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Income and cash flow
LaRonde Division
Revenues from mining operations	$49,572	$45,664	$111,338	$94,268
Production costs	30,268	25,680	61,241	49,821

Gross profit (exclusive of amortization shown below)	$19,304	$19,984	$50,097	$44,447
Amortization	5,983	5,859	13,194	11,441

Gross profit	$13,321	$14,125	$36,903	$33,006

Net income for the period	$12,794	$8,805	$23,242	$21,714
Net income per share (basic and diluted)	$0.15	$0.10	$0.27	$0.26
Cash flow provided by operating activities	$19,103	$14,901	$47,208	$21,120
Cash flow provided by (used in) investing activities	$(29,586)	$(31,678)	$7,562	$10,807
Cash flow provided by (used in) financing activities	$920	$1,552	$(175)	$484
Weighted average number of common shares outstanding — basic (in thousands)	86,220	84,648	86,176	84,592
Tons of ore milled	751,608	753,724	1,466,729	1,442,926
Head grades:
Gold (oz. per ton)	0.09	0.09	0.09	0.10
Silver (oz. per ton)	2.21	2.26	2.17	2.26
Zinc	4.11%	3.80%	4.12%	3.80%
Copper	0.36%	0.54%	0.38%	0.54%
Recovery rates:
Gold	89.98%	91.69%	90.25%	91.69%
Silver	85.10%	85.88%	84.40%	85.92%
Zinc	82.10%	83.37%	81.90%	83.38%
Copper	74.50%	78.99%	75.80%	78.96%
Payable metal produced:
Gold (ounces)	61,771	65,233	117,081	135,421
Silver (ounces in thousands)	1,205	1,558	2,302	2,686
Zinc (pounds in thousands)	44,347	37,483	85,488	74,130
Copper (pounds in thousands)	3,705	5,075	7,694	10,915
Payable metal sold:
Gold (ounces)	60,550	65,233	130,687	135,421
Silver (ounces in thousands)	1,121	1,558	2,519	2,686
Zinc (pounds in thousands)	44,371	37,483	81,825	74,130
Copper (pounds in thousands)	3,558	5,075	9,774	10,915
Realized prices per unit of production:
Gold (per ounce)	$427	$393	$429	$411
Silver (per ounce)	$7.16	$6.22	$7.01	$6.42
Zinc (per pound)	$0.58	$0.47	$0.59	$0.48
Copper (per pound)	$1.55	$1.26	$1.51	$1.25
Total cash costs (per ounce):
Production costs	$490	$394	$523	$368
Less: Net byproduct revenues	(379)	(300)	(416)	(272)
Inventory adjustments	(6)	(15)	(21)	(16)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)	$103	$77	$84	$78

Minesite costs per ton milled (Canadian dollars)	$51	$47	$49	$47

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operation	$24,845	$41,849	$48,604	$45,664	$47,986	$45,795	$61,766	$49,572
Production costs	25,909	30,153	24,141	25,680	26,172	22,175	30,973	30,268

Gross profit (exclusive of amortization shown below)	$(1,064)	$11,696	$24,463	$19,984	$21,814	$23,620	$30,793	$19,304
Amortization	$4,471	$3,729	5,582	5,859	5,861	4,461	7,211	5,983

Gross profit	$(5,535)	$7,967	$18,881	$14,125	$15,953	$19,159	$23,582	$13,321

Net income (loss) for the period	$(11,869)	$2,387	$12,909	$8,805	$10,556	$15,609	$10,449	$12,794
Net income (loss) per share (basic and diluted)	$(0.14)	$0.03	$0.15	$0.10	$0.12	$0.18	$0.12	$0.15
Cash flow provided by operating activities	$761	$5,703	$6,219	$14,901	$16,683	$11,722	$28,105	$19,103
Cash flow provided by (used in) investing activities	$(62,542)	$(13,970)	$42,485	$(31,678)	$(84,020)	$(28,820)	$37,149	$(29,586)
Cash flow provided by (used in) financing activities	$4,640	$910	$(1,068)	$1,552	$18,540	$2,149	$(1,095)	$920
Weighted average number of common shares outstanding (Basic — in thousands)	83,954	84,424	84,525	84,648	84,791	85,989	86,131	86,220

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2005	As at December 31, 2004
ASSETS
Current
Cash and cash equivalents	$87,590	$33,005
Restricted cash	3,024	8,173
Short-term investments	30,184	64,836
Metals awaiting settlement	35,459	43,442
Income taxes recoverable	7,590	16,105
Inventories:
Ore stockpiles	10,790	9,036
Concentrates	4,535	9,065
Supplies	8,365	8,292
Other current assets	20,948	19,843

Total current assets	208,485	211,797
Fair value of derivative financial instruments	2,814	2,689
Other assets	23,187	25,234
Future income and mining tax assets	57,680	51,407
Mining properties	444,189	427,037

	$736,355	$718,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$21,187	$28,667
Dividends payable	828	3,399
Interest payable	2,426	2,426

Total current liabilities	24,441	34,492

Long-term debt	141,326	141,495

Reclamation provision and other liabilities	15,115	14,815

Future income and mining tax liabilities	59,177	57,136

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 86,268,696 (2004 — 86,072,779)	623,087	620,704
Stock options	2,090	465
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(149,513)	(172,756)
Accumulated other comprehensive loss	(2,281)	(1,100)

Total shareholders' equity	496,296	470,226

	$736,355	$718,164

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
REVENUES
Revenues from mining operations	$49,572	$45,664	$111,338	$94,268
Interest and sundry	299	158	947	363
Fair value of derivative financial instruments	4,193	—	754	—

	54,064	45,822	113,039	94,631
COSTS AND EXPENSES
Production	30,268	25,680	61,241	49,821
Exploration and corporate development	3,364	452	6,127	742
Equity loss in junior exploration companies	838	609	1,973	898
Amortization	5,983	5,859	13,194	11,441
General and administrative	2,412	2,012	6,161	3,811
Provincial capital tax	311	739	910	1,194
Interest	2,102	2,272	4,654	4,029
Foreign currency loss (gain)	(467)	(518)	(851)	(379)

Income before income, mining and federal capital taxes	9,253	8,717	19,630	23,074
Federal capital tax	234	275	482	541
Income and mining tax expense (recoveries)	(3,775)	(363)	(4,094)	819

Net income for the period	$12,794	$8,805	$23,242	$21,714

Net income per share — basic and diluted	$0.15	$0.10	$0.27	$0.26

Weighted average number of shares (in thousands)
Basic	86,220	84,648	86,176	84,592
Diluted	86,627	85,141	86,583	85,084
Comprehensive income:
Net income for the period	$12,794	$8,805	$23,242	$21,714

Other comprehensive income (loss), net of tax:
Unrealized loss on hedging activities	(210)	(1,247)	(117)	(1,062)
Unrealized gain (loss) on available-for-sale securities	1,130	(726)	977	(1,168)
Cumulative translation adjustment on equity investee	(1,310)	—	(2,006)	—
Adjustments for derivative instruments maturing during the period	(15)	(2,147)	(34)	(2,931)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	—	(124)	—	(632)

Other comprehensive loss for the period	(405)	(4,244)	(1,180)	(5,793)

Total comprehensive income for the period	$12,389	$4,561	$22,062	$15,921

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Deficit
Balance, beginning of period	$(162,307)	$(205,146)	$(172,756)	$(218,055)
Net income for the period	12,794	8,805	23,242	21,714

Balance, end of period	$(149,513)	$(196,341)	$(149,514)	$(196,341)

Accumulated other comprehensive loss
Balance, beginning of period	$(1,876)	$(6,989)	$(1,100)	$(5,440)
Other comprehensive loss for the period	(405)	(4,244)	(1,180)	(5,793)

Balance, end of period	$(2,281)	$(11,233)	$(2,280)	$(11,233)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of United States Dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Operating activities
Net income for the period	$12,794	$8,805	$23,242	$21,714
Add (deduct) items not affecting cash:
Amortization	5,983	5,859	13,194	11,441
Future income and mining taxes	(3,913)	532	(4,232)	2,489
Unrealized loss on derivative contracts	—	(42)	—	174
Amortization of deferred costs and other	(3,006)	1,970	3,115	2,128

	11,858	17,124	35,319	37,946
Changes in non-cash working capital balances
Metals awaiting settlement	6,230	337	7,983	(7,510)
Income taxes recoverable	5,564	(1,194)	8,515	(2,310)
Inventories	999	600	2,702	(1,071)
Prepaid expenses and other	(139)	676	198	2,376
Accounts payable and accrued liabilities	(7,026)	(4,270)	(7,509)	(7,576)
Interest payable	1,617	1,628	—	(735)

Cash provided by operating activities	19,103	14,901	47,208	21,120

Investing activities
Additions to mining properties	(14,020)	(11,774)	(29,203)	(21,997)
Decrease (increase) in short-term investments	(14,929)	(9,576)	34,652	41,306
Increase (decrease) in investments and other	(2,314)	(11,719)	(3,036)	(10,877)
Decrease in restricted cash	1,677	1,391	5,149	2,375

Cash provided by (used in) investing activities	(29,586)	(31,678)	7,562	10,807

Financing activities
Dividends paid	—	—	(2,542)	(2,480)
Common shares issued	920	1,552	2,367	2,964

Cash provided by (used in) financing activities	920	1,552	(175)	484

Effect of exchange rate changes on cash and cash equivalents	(5)	110	(10)	162

Net increase (decrease) in cash and cash equivalents during the period	(9,568)	(15,115)	54,585	32,573
Cash and cash equivalents, beginning of period	97,158	104,622	33,005	56,934

Cash and cash equivalents, end of period	$87,590	$89,507	$87,590	$89,507

Other operating cash flow information:
Interest paid during the period	$161	$353	$3,985	$3,466

Income, mining and capital taxes paid (recovered) during the period	$(4,682)	$1,369	$(6,741)	$2,530

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2005

1.     BASIS OF PRESENTATION

  Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") primary basis of financial reporting is United States generally accepted accounting principles ("US GAAP").

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2005 and the results of operations and cash flows for the three and six month periods ended June 30, 2005 and 2004.

  Operating results for the six month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2004 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2004.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2004 audited consolidated annual financial statements.

4.     CAPITAL STOCK

  For the three and six month periods ended June 30, 2005 and 2004, the Company's warrants and 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2005 were exercised:

Common shares outstanding at June 30, 2005	86,268,696
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,141,750
Warrants	6,900,000

106,578,365

  During the six month period ended June 30, 2005, 54,600 (2004 — 177,400) employee stock options were exercised for cash of $0.5 million (2004 — $1.5 million) and 892,000 (2004 — 537,250) options were granted with a weighted average exercise price of C$16.68.

5.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Six months ended June 30, 2005
	Options	Weighted average exercise price
Outstanding, beginning of period	2,383,150	C$	15.16
Granted	892,000	C$	16.68
Exercised	(54,600)	C$	12.24
Cancelled	(78,800)	C$	16.33

Outstanding, end of period	3,141,750	C$	15.61

Options exercisable at end of period	2,207,250	C$	15.15

  Pro forma disclosures for the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of FAS 123 to account for all its stock option grants have not been shown as substantially all options prior to the adoption of fair value accounting had vested at the end of 2003.

6.     FINANCIAL INSTRUMENTS

  In the first quarter of 2005, the Company purchased silver put options with a strike price of $7.00 and also sold copper calls with a strike price of $1.50. The Company sold forward zinc production at a weighted average price of $0.565 and entered into a zero-cost collar to set a minimum zinc price of $0.55. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. The Company also liquidated its entire portfolio of gold put options.

  As at June 30, 2005, Agnico-Eagle had the following byproduct metal contracts:

	Expected Maturity
	2005	2006
Silver
Put options purchased
Ounces	501,000	167,000
Average price ($/ounce)	$7.00	$7.00
Copper
Call options sold
Pounds (000s)	4,960	1,653
Average price ($/pound)	$1.50	$1.50
Zinc
Forwards
Pounds (000s)	13,228	26,455
Average price ($/pound)	$0.57	$0.56
Put options purchased
Pounds (000s)	13,228	26,455
Average price ($/pound)	$0.55	$0.55
Call options sold
Pounds (000s)	13,228	26,455
Average price ($/pound)	$0.67	$0.67

  At June 30, 2005, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2005	2006
US$ call options sold
Amount (thousands)	$6,000	$12,000
C$/US$ weighted average exchange rate	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$6,000	$12,000
C$/US$ weighted average exchange rate	1.5000	1.5600
US$ put options sold
Amount (thousands)	$6,000	—
C$/US$ weighted average exchange rate	1.3700	—

  At June 30, 2005, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $0.8 million. The Company's aggregate net market value of its foreign exchange hedge position at June 30, 2005 was $3.9 million. The Company's aggregate net market value of its interest rate derivative contracts at June 30, 2005 was $(1.9) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

7.     SUBSEQUENT EVENT

  On July 27, 2005, the Company closed a private placement from treasury of 500,000 flow-through shares for total proceeds of $10,000,000. Under the terms of the private placement, the Company will renounce an equivalent amount of tax deductions from its exploration program expenditures to the investors.

8.     OFFER TO ACQUIRE RIDDARHYTTAN RESOURCES AB

  On May 12, 2005, the Company announced that it signed an agreement with Riddarhyttan Resources AB under which the Company agreed to make an exchange offer for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle. Agnico-Eagle already owns approximately 14% of the outstanding shares of Riddarhyttan.

  Subsequent to quarter end, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 containing the offer document. The registration statement was subsequently declared effective by the SEC. The offer document was also approved by the Swedish Financial Services Authority, leading to the Company's formal offer to exchange shares being mailed to the shareholders of Riddarhyttan.

  The offer is conditional upon, among other things, acceptance to such an extent that Agnico-Eagle becomes owner of more than 90% of the outstanding Riddarhyttan shares on a fully-diluted basis.

9.     DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these consolidated financial statements. There were no significant differences however between US GAAP and Canadian GAAP for the three months ended June 30, 2005 and 2004 consolidated statements of cash flows. Therefore, no reconciliation is provided for the Consolidated Statements of Cash Flows.

  (a)
  Financial instruments — Under US GAAP, the Company follows the accounting recommendations made under FASB Statements No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

    Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

  (b)
  Other comprehensive loss — Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in other comprehensive income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for cash flow hedge accounting treatment.

  (c)
  Convertible subordinated debentures — Under US GAAP, the Company is not permitted to bifurcate the conversion option of the Convertible Debentures from the liability component and the entire amount of the Convertible Debentures is presented as a liability. Prior to 2005 under Canadian GAAP, the fair value of the conversion option associated with the Convertible Debentures was reflected as "other paid-in capital" while the fair value of the obligation to the debenture holders for interest and principal payments was presented as a component of shareholders' equity. As a result, $1.6 million of financing costs associated with the equity component of the Convertible Debentures, which has been classified as deferred financing costs under US GAAP were previously charged against deficit under Canadian GAAP.

    Furthermore, under US GAAP, interest costs associated with the Convertible Debentures are charged to income whereas prior to 2005 under Canadian GAAP, interest costs were charged to deficit, but were used to reduce net income for the purposes of computing net income per share.

    As of January 1, 2005, the Company adopted amendments to CICA 3860 "Financial instruments — disclosure and presentation" under Canadian GAAP and now accounts for the fair value of the obligation to the debenture holders for interest and principal payments as a component of long-term debt. Interest costs associated with the Convertible Debentures under Canadian GAAP are now charged to income. The 2004 comparatives have been restated to reflect this change in accounting policy.

    In 2003, the Company entered into a swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. Under US GAAP, the fair value of the swap is recorded as either an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in the fair value of the swap with a corresponding charge to income. Under Canadian GAAP, as the interest rate swap is not an effective hedge, the fair value of the swap is recorded in the consolidated statements of income.

  (d)
  Income taxes — Both Canadian GAAP and US GAAP follow the liability method of accounting for income taxes. Under US GAAP, future income and mining taxes are calculated based on enacted rates whereas under Canadian GAAP, substantively enacted rates are used.

    Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to future tax assets and liabilities. Consequently, the amounts of future tax assets and liabilities recorded under US GAAP differ from the amounts of future tax assets and liabilities recorded under Canadian GAAP.

  (e)
  Amortization of mining properties — Prior to 2002, the amortization of mining properties under Canadian GAAP was calculated using the unit-of-production method using proven and probable reserves and non-reserve material of the mine when sufficient objective evidence existed to support a conclusion that the non-reserve material will be produced. Under US GAAP, amortization was calculated using the unit-of-production method using only the proven and probable reserves of the mine. This resulted in less amortization being recorded in the Canadian GAAP consolidated financial statements resulting in a higher asset carrying value.

    After 2002, the Canadian GAAP accounting policy was to use only the proven and probable reserves.

  (f)
  Share issue costs — US GAAP requires that share issue costs of nil (2004 — $36), net of related income taxes, be recorded as a reduction of proceeds of issue while under Canadian GAAP, the Company charges share issue costs to the deficit account.

  (g)
  Flow-through shares — The Company has in the past issued common shares by way of a flow-through common share private placement. The Company received a net premium to the prevailing market price on this issuance. Under US GAAP, the difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Under Canadian GAAP, Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

    There were no flow-through shares issued in the first six months of 2005 and 2004.

  (h)
  Capital stock and deficit — Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP. As a result, under Canadian GAAP, capital stock and deficit is decreased by $126.1 million in 2005 and 2004.

  (i)
  Reconciliation of Consolidated Balance Sheets

		As at June 30, 2005			As at December 31, 2004
	Notes	US GAAP	Adjustments	Canadian GAAP	US GAAP	Adjustments	Canadian GAAP
							(restated)
ASSETS
Current
Cash and cash equivalents		$87,590	—	$87,590	$33,005	—	$33,005
Restricted cash		3,024	—	3,024	8,173	—	8,173
Short-term investments		30,184	—	30,184	64,836	—	64,836
Metals awaiting settlement		35,459	—	35,459	43,442	—	43,442
Income taxes recoverable		7,590	—	7,590	16,105	—	16,105
Inventories:
Ore stockpiles		10,790	—	10,790	9,036	—	9,036
Concentrates		4,535	—	4,535	9,065	—	9,065
Supplies		8,365	—	8,365	8,292	—	8,292
Other current assets	(b)	20,948	(3,123)	17,825	19,843	(2,147)	17,696

Total current assets		208,485	(3,123)	205,362	211,797	(2,147)	209,650
Fair value of derivative financial instruments	(a)	2,814	(2,060)	754	2,689	(2,689)	—
Other assets	(c)	23,187	3,381	26,568	25,234	4,230	29,464
Future income and mining tax assets	(d)	57,680	1,433	59,113	51,407	1,239	52,646
Mining properties	(e)	444,189	3,485	447,674	427,037	3,349	430,386

		$736,355	$3,116	$739,471	$718,164	$3,982	$722,146

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$21,187	—	$21,187	$28,667	—	$28,667
Dividends payable		828	—	828	3,399	—	3,399
Interest payable		2,426	—	2,426	2,426	—	2,426

Total current liabilities		24,441	—	24,441	34,492	—	34,492
Fair value of derivative financial instruments	(a)	—	2,587	2,587	—	2,964	2,964
Long-term debt	(c)	141,326	(40,086)	101,240	141,495	(42,450)	99,045
Reclamation provision and other liabilities		15,115	—	15,115	14,815	—	14,815
Future income and mining tax liabilities	(d)	59,177	417	59,594	57,136	422	57,558
Shareholders' Equity
Common shares	(f) (g) (h)	623,087	(145,733)	477,354	620,704	(145,732)	474,972
Stock options outstanding		2,090	—	2,090	465	—	465
Other paid-in capital	(c)		55,028	55,028	—	55,028	55,028
Warrants		15,732	—	15,732	15,732	—	15,732
Contributed surplus	(f)	7,181	(1,621)	5,560	7,181	(1,621)	5,560
Deficit	(f) (h)	(149,513)	130,312	(19,201)	(172,756)	132,334	(40,422)
Accumulated other comprehensive loss	(b)	(2,281)	2,281	—	(1,100)	1,100	—
Cumulative translation adjustment	(b)	—	(69)	(69)	—	1,937	1,937

Total shareholders' equity		496,296	40,198	536,494	470,226	43,046	513,272

		$736,355	$3,116	$739,471	$718,164	$3,982	$722,146

  (j)
  Reconciliation of Consolidated Net Income

		Three months ended June 30		Six months ended June 30
	Notes	2005	2004	2005	2004
			(restated)		(restated)
Net income — US GAAP		$12,794	$8,805	$23,242	$21,714
Interest and sundry income	(a) (c)	630	75	(164)	153
Amortization	(e)	(70)	—	(130)	—
Interest expense	(c)	(921)	(1,128)	(1,930)	(1,978)
Income and mining tax (expense) recovery	(d)	(6)	(1,603)	203	(1,991)

Net income — Canadian GAAP		$12,427	$6,149	$21,221	$17,898

Net income per share — basic and diluted		$0.14	$0.07	$0.25	$0.21

QuickLinks

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS (thousands of United States Dollars, US GAAP basis) (Unaudited)